EXHIBIT 99.6(t)(xiv)(1) INDIVIDUAL

SAMPLE

College Retirement Equities Fund
730 Third Avenue, New York, NY 10017-3206
Telephone: [800-842-2733]

Endorsement to your Deferred Unit-Annuity Certificate

Effective Date: [Upon receipt / Attached at issue]

Please read this endorsement and attach it to your certificate. The purpose of this endorsement is to clarify the provisions of your certificate pertaining to the payment of death benefits. It does not take away any of the rights established under your certificate.

The value of any death benefit payments made under your certificate will be determined, in accordance with the Rules of the Fund, based on the value of the accumulation units to be paid, or converted to a unit-annuity, as of the date such payment or conversion is to be effective.

President and Chief Executive Officer